

March 18, 2008

Room 7010

Toyoaki Nakamura
Senior Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 001-08320**

Dear Mr. Nakamura:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief